SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of December, 2006.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	English summary of press release entitled, “Announcement Regarding Management Changes” made public on Friday, December 15, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: December 15, 2006	By	/s/ Yukio Yanase
Yukio Yanase
Director
Deputy President
ORIX Corporation

December 15, 2006

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Raymond Spencer or

Yui Takamatsu

Tel: +81-3-5419-5042

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/index_e.htm

Announcement Regarding Management Changes

TOKYO, Japan – December 15, 2006 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today made public an announcement regarding management changes. An English summary of the details is given below.

New Position	Present Position	Name
Changes Effective as of January 1, 2007
Corporate Senior Vice President Real Estate Finance Headquarters	Executive Officer Real Estate Finance Headquarters	Kazuo Kojima

Group Senior Vice President President, ORIX Rentec Corporation	Group Executive President, ORIX Rentec Corporation	Tamio Umaki

Group Senior Vice President Executive Officer, ORIX Real Estate Corporation	Group Executive Executive Officer, ORIX Real Estate Corporation	Tetsuo Matsumoto

Executive Officer Deputy Head, Tokyo Sales Headquarters President, ORIX Eco Services Corporation	Deputy Head, Tokyo Sales Headquarters	Katsutoshi Kadowaki

Group Executive President, ORIX Asset Management & Loan Services Corporation	President, ORIX Asset Management & Loan Services Corporation	Mitsuo Nishiumi

Group Executive President, ORIX Capital Corporation	President, ORIX Capital Corporation	Akira Hirose

Retired President, ORIX Facilities Corporation	Executive Officer Human Resources & Corporate Administration Headquarters	Kozo Endo

Retired President, Nittetsu Lease Corporation	Group Executive Executive Officer, ORIX Real Estate Corporation	Yutaka Okazoe

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 23 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and those described under “Business Risk” of the securities report (yukashoken houkokusho) filed with the Director of the Kanto Local Finance Bureau.

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